FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice dated April 2, 2020

Item 1

Banco Santander, S.A. (the “Bank” or “Santander”), in accordance with the provisions of the Spanish capital markets regulations, announces the following:

INSIDE INFORMATION

On 23 March the Bank communicated its decision to cancel the interim dividend for fiscal year 2020 and to postpone any decision on the 2020 dividends until there is more visibility on the full impact of this crisis.

This decision was taken to ensure the Bank has as much flexibility as possible to allow it to maximize lending and support businesses and individuals affected by the coronavirus (COVID-19) pandemic, despite the fact that the Bank meets the capital requirements to maintain its current dividend policy (i.e. a 40-50% payout ratio) and is comfortable with its capital buffers over regulatory requirements.

Last Friday, 27 March 2020, the European Central Bank (ECB) requested through a recommendation issued to all European banks under its supervision to preserve capital by cancelling the payment of dividends against 2019 and 2020 results with precisely the same objectives the Bank outlined with its aforementioned actions.

This recommendation explicitly said that those entities that had already called their general shareholders meeting, as was the case for the Bank, should change their dividend proposal to comply with the recommendation. In addition, on 31 March a Royal Decree-Law 11/2020 was approved in Spain expressly providing for and enabling the withdrawal of the proposed application of 2019 earnings from general shareholders meetings which have already been convened. This new rule thus explicitly allows the Bank to follow the ECB recommendation.

Today, taking into consideration the ECB recommendation and in line with the Bank’s mission to help people and businesses prosper, the board of the Bank has decided to cancel the payment of the final dividend against 2019 results and the dividend policy for 2020 approving for that purpose the following resolutions:

1.	To revise its dividend policy, including for the application of the 2020 results, in the sense that the board’s intention is now not to propose any dividend distribution to shareholders until there is more visibility of the effects of the COVID-19 crisis and the 2020 results are known;

2.	To withdraw from the agenda of the ordinary general shareholders meeting of the Bank that will be held tomorrow 3 April 2020 on second call the proposals under points Two (Application of 2019 results) and Seven A (Capital increase against reserves to implement the scrip dividend that was contemplated in connection with the above mentioned application of results). This withdrawal does not affect the Bank’s annual accounts (nor, therefore, requires them to be restated) nor the approval of the points under point One (Annual accounts and corporate management) nor under any other points of the agenda, as provided for by Royal Decree-Law 11/2020 and the joint communication issued by the Spanish National Securities Commission and the Spanish Registrars Society on 26 March 2020;

3.	To withdraw the resolutions of the board passed on 28 January and 27 February through which the above mentioned proposed application of 2019 results was put forward for approval by the ordinary general shareholders meeting; and

4.	To expressly establish that the board’s intention is that the new proposed application of 2019 results, which will be submitted for approval by a new general shareholders meeting to be held within the legal term prescribed for holding the ordinary general shareholders meeting (and which is expected to take place in October 2020), will be to apply the 2019 results in full (excluding the amount of the interim dividend paid in November 2019 which totalled 1,661,811,458.20 euros) to voluntary reserves, without prejudice to the possibility of it being then resolved to propose to such general shareholders meeting a distribution following a reassessment of the situation once the uncertainties caused by the COVID-19 crisis disappear.

Boadilla del Monte (Madrid), 2 April 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 2, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer